Filed Pursuant to Rule 253(g)(2)
Registration No. 024-10656

Offering Circular Dated June 19, 2017

ADOMANI, INC.

Explanatory Note: This offering circular supplements, and should be read in conjunction with, the offering circular (“Offering Circular”) of ADOMANI, Inc. (“we,” “our,” “us,” or the Company”), dated May 16, 2017, which forms part of the offering statement (“Offering Statement”) originally qualified by the Securities and Exchange Commission (the “SEC”) on April 25, 2017 and any amendments or supplements thereto. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

This supplement provides updated disclosures based on the termination of our offering.

TERMINATION OF OUR OFFERING

On April 25, 2017, the SEC qualified our Offering Statement pursuant to which we were offering a minimum of 2,120,000 shares of Common Stock and a maximum of 4,400,000 shares of Common Stock and our selling stockholders were offering up to 600,000 shares of Common Stock.

We held our Initial Closing on May 12, 2017 and a final closing on June 9, 2017, at which time we terminated the offering with the consent of Boustead Securities, LLC. Following the termination of our offering, our Common Stock commenced trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ADOM” on June 15, 2017.

The purpose of this supplement is to provide updated disclosures based on the termination of our offering.

THE OFFERING

Issuer:	Adomani, Inc.

Securities offered by the Company:	A minimum of 2,120,000 and a maximum of 4,400,000 shares of our Common Stock, par value $0.00001 (“Common Stock”) at an offering price of $5.00 per share (the “Offered Shares”). A total of 2,852,275 shares were sold in the offering.

Securities offered by the selling stockholders	Up to 600,000 shares of Common Stock, at a fixed price of $5.00 per share offered by selling stockholders in a resale offering. The selling stockholders sold 342,273 shares of our Common Stock at the fixed price.

Number of shares of Common Stock outstanding before the offering:	65,310,928 shares

Number of shares of Common Stock outstanding after the offering:	68,070,930 shares(1)

Price per share:	$5.00

Minimum offering amount:	2,120,000 shares at $5.00 per share, or $10,600,000

Maximum offering amount:	5,000,000 shares at $5.00 per share, or $25,000,000

Proposed U.S. listing:	Our Common Stock commenced trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ADOM” on June 15, 2017.

U.S. offering:

We engaged Boustead Securities, LLC, formerly known as Monarch Bay Securities, LLC, and Network 1 Financial Securities, Inc. as the underwriters (the “Underwriters”) to offer the Offered Shares to prospective investors in the United States, on a best efforts basis, and our Underwriters had the right to engage such other broker-dealers or agents as it determines to assist in such offering.

A maximum of $22,000,000 of Offered Shares and a maximum of $3,000,000 of Selling Stockholder Shares were offered worldwide. All Offered Shares were initially offered everywhere in the world at $5.00 per share, except that any shares sold to securities dealers may have been sold at a discount from the initial public offering price; after the initial offering of the Offered Shares, the offering price and other selling terms may be subject to change.

Use of proceeds:	Based on the actual shares sold, we estimate that our net proceeds (after underwriting discount and commissions and our estimated other offering expenses) will be approximately $9,160,153. We intend to use the net proceeds to us from the offering for general corporate purposes, including working capital, sales and marketing activities and general and administrative matters. We did not receive any of the proceeds from the sale of the Selling Stockholder Shares. See the section titled “Use of Proceeds” for additional information.

Risk factors:	Investing in our Common Stock involves a high degree of risk. See “Risk Factors.”

(1)	The number of shares of our Common Stock to be outstanding after the offering is based on 65,310,928 shares of our Common Stock outstanding as of May 31, 2017 and excludes:

•	20,778,718 shares of Common Stock issuable upon the exercise of options outstanding as of May 31, 2017, at a weighted average exercise price of $0.10 per share;

•	15,000,000 shares of Common Stock reserved for issuance under 2017 Equity Incentive Plan (the “2017 Equity Plan”), as amended; and

•	1,250,000 shares of Common Stock issuable upon exercise of a warrant exercisable at a price of $4.00 per share through September 1, 2021.

Unless otherwise noted, the information in this supplement reflects and assumes the following:

•	the issuance on January 30, 2017 of 6,868,578 shares of Common Stock issued upon conversion of an aggregate principal amount of $645,000 plus accrued interest, a total of $725,584, at conversion prices ranging from $0.10 per share to $0.50 per share pursuant to certain of our promissory notes;

•	the issuance of 2,510,002 net new shares of Common Stock as a result of the offering. This total is net of 342,273 shares sold by the selling stockholders.

•	the issuance of 516,383 shares of Common Stock to the underwriters and a consulting firm under warrants included in their respective agreements that are due upon a successful offering;

•	the issuance of 250,000 shares of Common Stock to another consulting firm who prepared the market analysis for the Company, due upon a successful offering; and

•	no exercise of stock options after May 31, 2017.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2016:

•	on an actual basis;

•	on a pro forma basis, based on the sale in the offering of 2,510,002 shares sold at the offering price to the public of $5.00 per share, resulting in net proceeds to us of approximately $9,160,153 (after deducting underwriting discount and commissions of $779,342 and our estimated other offering expenses of $2,610,515), and assuming the January 30, 2017 conversion of an aggregate principal amount of $645,000 plus accrued interest, a total of $725,584, and the issuance of 6,868,578 shares of our Common Stock to such convertible promissory note holders.

You should read this table together with our audited consolidated financial statements as of and for the years ended December 31, 2016 and 2015, and the related notes thereto, included in the Offering Circular. Our use of proceeds from the offering is discussed under “Use of Proceeds.”

	As of December 31, 2016
	Actual	Pro Forma Assuming Offering Amount (Unaudited)
Stockholders’ equity (deficit):
Preferred Stock, $0.00001 par value, 100,000,000 shares authorized, no shares issued and outstanding as of December 31, 2016
Common stock, $0.00001 par value, 2,000,000,000 shares authorized, 58,542,350 shares issued and outstanding as of December 31, 2016	$585	$681
Additional paid-in capital	18,365,843	28,401,485
Accumulated deficit	(21,073,536)	(21,073,536)

Total stockholders’ equity (deficit)	(2,707,108)	7,328,629

Total capitalization	$3,405,752	$12,715,905

The table above excludes the following securities (unless stated otherwise above):

•	20,778,718 shares of our Common Stock issuable upon the exercise of stock options outstanding as of the date of the Offering Circular, at a weighted average exercise price of $0.10 per share;

•	15,000,000 shares of our Common Stock available for future issuance under our 2017 Equity Incentive Plan; and

•	1,250,000 shares of our Common Stock assuming the exercise of the outstanding warrant.

DILUTION

If you invested in our Common Stock in the offering, your interest will be diluted to the extent of the difference between the public offering price per share of our Common Stock and the pro forma as adjusted net tangible book value per share of our Common Stock immediately after the offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our Common Stock in the offering and the pro forma as adjusted net tangible book value per share of our Common Stock immediately after completion of the offering.

Our historical net tangible deficit as of December 31, 2016 was ($2,951,495), or ($0.05) per share of our Common Stock. Historical net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our Common Stock outstanding.

Our pro forma net tangible deficit as of December 31, 2016 was approximately ($2,225,911), or ($0.03) per share of Common Stock. Pro forma tangible deficit per share represents our total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding as of December 31, 2016 after giving effect to the January 30, 2017 conversion of an aggregate principal amount of $645,000 plus accrued interest, a total of $725,584, at conversion prices ranging from $0.10 per share to $0.50 per share pursuant to certain of our promissory notes. Pro forma as adjusted net tangible book value per share gives further effect to the issuance of 3,276,385 shares of our Common Stock at the initial public offering price of $5.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma, as adjusted net tangible book value as of December 31, 2016 would have been $6,934,242, or $0.10 per share. This represents an immediate increase in pro forma net tangible book value of $0.13 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $4.90 per share to investors purchasing Common Stock in the offering.

The following table illustrates this per share dilution:

Initial public offering price per share		$5.00
Historical net tangible book value per share as of December 31, 2016	$(0.05)
Increase attributable to the conversion of outstanding convertible promissory notes	0.02
Pro forma net tangible book value per share as of December 31, 2016	(0.03)
Increase in net tangible book value per share	0.13
Pro forma, as adjusted net tangible book value per share after the offering	0.10
Dilution per share to investors in the offering		$4.90

The following table summarizes on an as adjusted basis as of December 31, 2016, after giving effect to the January 30, 2017 conversion of approximately an aggregate principal amount of $645,000 plus accrued interest, a total of $725,584, at conversion prices ranging from $0.10 per share to $0.50 per share pursuant to certain of our promissory notes, the differences between existing stockholders and new investors purchasing shares of our Common Stock in the offering with respect to the number of shares of Common Stock purchased from us, the total consideration paid to us (which includes net proceeds received from the issuance of our Common Stock and cash received from the exercise of stock options).

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	92,085,928	96.56%	$8,673,944	48.64%	$0.0942
New investors	3,276,385	3.44	9,160,153	51.36	5.00
Total	95,362,313	100%	$17,834,097	100%	$0.1870

As of May 31, 2017, options to purchase 26,775,000 shares of Common Stock were outstanding at a weighted average exercise price of $0.10 per share. Assuming all of these outstanding options are exercised, new investors will own approximately 3.44% of our outstanding shares while contributing approximately 51.36% of the total amount paid to fund our company.

SELLING STOCKHOLDERS

The shares offered for resale by the selling stockholders consisted of up to 600,000 shares of our Common Stock held by five stockholders.

The following table sets forth the names of the selling stockholders, the number of shares of Common Stock beneficially owned by each selling stockholder as of April 30, 2017 and the number of shares of Common Stock sold by such selling stockholders at $5.00 per share in the offering. We did not receive any proceeds from the sale of the selling stockholders’ shares of our Common Stock.

Name of selling stockholder	Shares of Common Stock owned prior to offering	Shares of Common Stock sold in the offering	Shares of Common Stock owned after offering (1)	Percent of Common Stock owned after offering (2)
UPC Capital Ventures II, L.L.C.	1,200,000	240,960	959,040	1.073%
Stephen Matthew Totty	193,500	49,116	144,384	0.161%
Gerald Clarence Wisnar Jr.	5,000	1,711	3,289	0.004%
Michael Neil Urgell	1,500	514	986	0.001%
James Speedy Bickel	200,000	49,972	150,028	0.168%
Total	1,600,000	342,273	1,257,727	1.407%

(1)	Excludes the number of shares of our Common Stock exercisable pursuant to warrants.
(2)	Includes the actual number of shares sold in the offering, the issuance of 6,868,578 shares of Common Stock issued upon the January 30, 2017 conversion of an aggregate principal amount of $645,000 plus accrued interest, a total of $725,584, at conversion prices ranging from $0.10 per share to $0.50 per share, the issuance of 516,383 shares of Common Stock to the underwriters and a consulting firm under warrants included in their respective agreements, the issuance of 250,000 shares of Common Stock to another consulting firm who prepared the market analysis for the Company, and 20,778,718 shares of Common Stock issuable upon exercise of options outstanding as of May 31, 2017.

UNDERWRITING

We entered into an underwriting agreement with the Underwriters, with respect to the shares of our Common Stock in the offering. Under the terms and subject to the conditions contained in the underwriting agreement, we agreed to issue and sell to the public through the Underwriters, and the Underwriters agreed to offer and sell, up to 4,400,000 shares of our Common Stock, on a best efforts basis.

The Underwriters offered the shares to investors at the public offering price, and received underwriting commissions of $799,342. The funds were released to us on May 12, 2017 and on June 9, 2017.

The shares of our Common Stock were listed on NASDAQ under the symbol “ADOM on June 15, 2017.”

The following table and the two succeeding paragraphs summarize the underwriting compensation and estimated expenses paid:

	Public Offering Price	Underwriting Commissions	Proceeds to Us, Before Expenses
Per share	$5.00	$0.30	$4.70
Actual offering, net of amounts to selling stockholders	$12,550,010	$753,000	$11,797,010

We have agreed to reimburse the Underwriters for expenses incurred relating to the offering, including all actual fees and expenses incurred by the Underwriters in connection with, among other things, due diligence costs, the Underwriters’ “road show” expenses, which shall not exceed $50,000, and the fees and expenses of the Underwriters’ counsel. As of the date of this supplement, we have not been asked to reimburse the Underwriters for any expenses, other than their counsel fees. The fees and expenses of Underwriters’ counsel shall not exceed $200,000 which we have paid. We estimate that the total expenses of the offering, excluding underwriting commissions described above, are approximately $2,510,515. We have also paid the Underwriters an advisory fee of $50,000 and we paid an advisory fee of $50,000 to a predecessor firm.

As additional compensation to the Underwriters, upon consummation of the offering, we issued to the Underwriters warrants to purchase 166,383 shares of our Common Stock, which is equal to 7% of the number of shares of Common Stock issued in the offering, at an exercise price per share equal to 120% of the initial public offering price (the “Underwriter Warrants”). The Underwriter Warrants and the underlying shares of Common Stock will not be exercised, sold, transferred, assigned, or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Underwriter Warrants by any person for a period of 180 days from the effective date of the registration statement for the offering in accordance with FINRA Rule 5110. The Underwriter Warrants will expire on the fifth anniversary of the qualification date of the offering, in accordance with FINRA Rule 5110(f)(2)(G)(i).

The Underwriters received a commission of 3% on the sale of the Selling Stockholder Shares. We paid all of the commission on the sale of the Selling Stockholder Shares.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 2,510,010 shares of Common Stock, net of the shares sold by Selling Stockholders, in the offering will be approximately $9,160,153, based upon the initial public offering price of $5.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of the offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our Common Stock. As of the date of this supplement, we cannot specify with certainty all of the particular uses for the net proceeds to us from the offering. However, we currently intend to use the net proceeds to us from the offering primarily for general corporate purposes, including working capital, sales and marketing activities and general and administrative matters. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

We will retain broad discretion in the allocation of the net proceeds from the offering and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our Common Stock.

Accordingly, we expect to use the net proceeds as follows:

	Actual Offering (1)
	Amount	Percentage
Inventory	$3,000,000	32.75%
ADOMANI China	$500,000	5.46%
Additional Staffing	$700,000	7.64%
Sales and Marketing	$650,000	7.10%
Engineering	$150,000	1.64%
Repayment of 9% Notes Payable (2)	$0	%
Repayment of working capital loan (3)	$1,515,685	16.55%
General Working Capital (4)	$2,644,468	28.87%

TOTAL	$9,160,153	100.00%

(1)	Excludes amount raised by the selling shareholders.
(2)	The 9% Notes payable have maturity dates ranging from January 2017 to November 2017. All notes maturing from January through June 2017 have been extended by six months pursuant to a provision in the notes.
(3)	The working capital loans have interest rates equal to 5% per annum and a maturity date of November 15, 2017.
(4)	A portion of working capital will be used for officers’ salaries.

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of the offering in short-term, interest-bearing securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

Our principal sources of cash are our existing cash and cash equivalents balances, sourced primarily from the proceeds received in private placements of Common Stock, convertible promissory notes and notes payable discussed elsewhere in the Offering Circular. As of December 31, 2016, we had cash and cash equivalents of $938,000. We believed that our existing cash and cash equivalents would be sufficient to meet our working capital requirements until completion of the offering. As a precaution against our liquidity assumptions proving to be incorrect, on November 18, 2016, we borrowed $500,000 from an unaffiliated 3.8% shareholder which our Board of Directors authorized. The loan is for a period of one year, with an interest rate of 5% annually, with the principal and interest due at maturity. We repaid the note on May 12, 2017 from the proceeds of the initial closing of the offering. However, due to delays encountered in the completion of the offering and to other working capital requirements, including the ongoing costs of the offering, our assumptions were incorrect, and in March 2017, we borrowed an additional $500,000 from the same shareholder. The new loan also matures on November 15, 2017 and bears interest at 5%. We also repaid this note on May 12, 2017 from the proceeds of the initial closing of the offering. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors in the Offering Circular.”

We believe that the net proceeds from the offering of approximately $9.2 million will be sufficient to fund our operations at least through the end of calendar year 2018. However, as stated previously, there can be no assurance we will successfully execute our business plan, and if we do not, we may need additional capital to continue our operations. We do not expect to be able to satisfy our cash requirements solely through sales in the near future, therefore we expect to rely on the equity funds from the offering to fund our operations. The sale of additional equity securities in the future could result in additional dilution to our stockholders and those securities may have rights senior to those of our Common Stock. The incurrence of additional indebtedness in the future would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure that such capital, if required, will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future, and as we begin to execute our marketing plan, we expect our operating deficit will continue to grow initially until we begin to generate a sufficient level of revenue from our sales and marketing efforts.

Since our initial incorporation in 2012 as a Florida corporation, we have financed our operations and capital expenditures through issuing equity capital, convertible notes and notes payable. A significant portion of this funding has been provided by affiliated shareholders, although significant equity capital was also raised in late 2015, and the majority of the convertible notes outstanding was also raised in 2015 from non-affiliated third parties, as discussed below and in Note 6 to the audited financial statements contained in this document.

Note Financings

As of December 31, 2016, the Company had borrowed $645,000 from Acaccia Family Trust and other parties by issuing notes convertible into Common Stock at prices ranging from $0.10 per share to $.50 per share. On January 30, 2017, the notes plus accrued interest, a total of $725,584, were converted into 6,868,578 shares of Common Stock. As of December 31, 2016, we also had outstanding a total of $4,255,325 of secured promissory notes, net of $884,700 of these secured notes that were exchanged for 884,700 shares of Common Stock on September 1, 2016. In December, 2016, we borrowed an additional $500,000 from a third party pursuant to a secured promissory note, and immediately made a $500,000 loan to another third party who operates in the zero-emissions drivetrain technology industry. We repaid this note on May 12, 2017 from the proceeds of the initial closing of the offering. All notes referenced in this paragraph will mature in 2017 and 2018. See Note 6 to the audited financial statements contained in this document.

Equity Financings

In a series of closings dated in fiscal years ended 2012, 2013, 2014, 2015 and 2016, the Company sold an aggregate of 58,542,350, shares of Common Stock to certain of its officers, directors and other related parties for an aggregate purchase price of $5,270,860. The offering, net of payments to the Selling Shareholders was for an additional 2,510,002 Shares for an aggregate purchase price of $12,550,010, with net proceeds to the Company of approximately $9,160,153.

Options to Purchase Common Stock

As of March 10, 2017, we had granted 30,375,000 options to purchase Common Stock. 26,775,000 of the options are exercisable at an exercise price of $0.10 per share; the remaining 3,600,000 options are exercisable at the average trading price of our Common Stock for the first ten days of trading, which commenced on June 15, 2017. As of May 12, 2017, 20,778,718 of those options exercisable at $0.10 per share have vested. If all the vested options to purchase Common Stock at $0.10 per share were exercised, we would receive proceeds approximating $2,077,872 and we would be required to issue 20,778,718 shares of Common Stock. There can be no assurance, however, that any such options will be exercised.

Going Concern

As of December 31, 2016, we had a working capital deficit of $3.4 million and a stockholders’ deficiency of approximately $2.7 million. During the year ended December 31, 2016, we incurred a net loss attributable to common stockholders of approximately $10.7 million. We have not generated any material revenues and have incurred net losses since inception. Our recurring operating losses and our need for additional sources of capital to fund our ongoing operations raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the years ended December 31, 2016 and 2015 with respect to this uncertainty. Based on management’s plans and the significant capital raised in the offering, that substantial doubt has been alleviated.

Plan of Operations

The delays in connection with the completion of the offering, and therefore the availability of the resulting net proceeds, which are approximately half of the maximum offering amount, has caused subsequent delays in implementing our business plan.

By executing on the business plan described the Offering Circular, and given our actual proceeds in the offering, we expect to generate approximately $47 million in consolidated revenue, including approximately $1 million from operations of ADOMANI China, in 2017. We anticipate that gross profit from those sales will be approximately $13.6 million, including $342,000 from China. We expect that net income, excluding any adjustment for stock-based compensation, which we have not projected, will be approximately $4.5 million, with a loss of $634,000 in China. In the Company’s opinion, the proceeds from the offering will satisfy its cash requirements for and beyond the ensuing twelve months.

Historically, we have primarily focused on and engaged in research and development and product testing. As such, our strategy to implement our business plan depends upon unknown variables. Key assumptions underlying the estimates in the preceding paragraph for the remainder of 2017 U.S. operations following the successful completion of the offering are that we sell approximately 90 new vehicles (including school buses, transit buses, class 4-6 trucks and shuttle buses) and perform 61 conversions of vehicles from gas/diesel to all electric. We also assume we will receive carbon credit funds of approximately $2.9 million from various government programs, which we treat as revenue. We assume we will sell 6 conversion kits in China, including batteries, primarily to manufacturers of electric trucks. Our assumptions are based on our knowledge of and experience with the U.S. markets and industries in which we expect to sell our products. Similarly, our assumptions regarding sales in China are based on the knowledge and experience in China, augmented by input from resources within China and from consulting firms with extensive experience in China.

Based on the above assumptions, we anticipate the need to hire and train 7 in-house sales staff and managers in addition to the contract sales people we intend to use. This may cost approximately $700,000 in the U.S., plus related commissions and bonuses. We plan to utilize our developing dealership networks to provide services for our zero-emission replacement drivetrain vehicles and new purpose-built zero-emission electric and hybrid commercial vehicles through such dealership networks by entering into agreements. Further, we plan to commit approximately $650,000 to marketing efforts in the U.S. and $104,000 in China. These efforts will include providing demonstrations in areas likely to show interest in our product offerings. We plan to continue to seek approvals from incentive programs. We anticipate the need to lease larger facilities in both the U.S. and in China based on the assumptions in the preceding paragraph which we anticipate will cost $191,250 and $15,000, respectively, over the next 12 months. Finally, we plan to continue our research and development activities to identify new product offerings and develop our international business. We anticipate these costs will be approximately $207,000 for our research and development activities in the U.S., and approximately $73,000 for our international development based on future projections.

We assume a gross profit percentage on U.S. sales of 29% and 30% on China sales. We further assume that general and administrative, warranty, consulting and research and development costs collectively will be 17.1% of revenue in the United States and 85.6% in China due to startup activity and delays in procuring sales, the largest component of these expenses is salaries, bonuses commissions and related benefit and recruiting costs: 9.2% of sales in the United States and 34.8% in China. We also assume for the projected operating results the current U.S. debt will not be repaid from the proceeds of the offering, so interest expense will continue for a period of time. Because of the utilization of existing loss carryforwards in the United States, we have assumed there will be no income tax expense in the United States in this initial period, so the projected net income is 11.3% of net sales. In China, we have no debt, but have assumed an income tax liability that is 2.0% of sales, leaving projected net loss in year one of 55.6% of sales.

Based on the projected results described above, in the Company’s opinion, the proceeds from the offering will satisfy its cash requirements for and beyond the ensuing twelve months.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information known to us regarding the beneficial ownership of our Common Stock as of May 31, 2017, as adjusted to reflect the shares of Common Stock issued and sold by us in the offering, for:

•	each person, or group of affiliated persons, known to us to beneficially own more than 5% of our Common Stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, we believe each person identified in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Act.

Applicable percentage ownership in the following table is based on 65,310,928 shares of our Common Stock outstanding as of May 31, 2017, including the conversion of our outstanding convertible notes into Common Stock for Directors and officers shown below. We have based our calculation of the percentage of beneficial ownership after the offering on 68,070,930 shares of our Common Stock outstanding after the completion of the offering, and the issuance on January 30, 2017 of 6,868,578 shares of Common Stock, issued upon conversion of an aggregate principal amount of $645,000 plus accrued interest, a total of $725,584, at conversion prices ranging from $0.10 per share to $0.50 per share pursuant to certain of our promissory notes. Shares of our Common Stock subject to stock options or warrants that are currently exercisable or exercisable within 60 days of May 31, 2017, are deemed to be outstanding and to be beneficially owned by the person holding the stock option or warrant for the purpose of computing the number and percentage ownership of outstanding shares of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

	Shares Beneficially Owned Prior to the Offering (2)	Prior to the Offering (3)	After the Offering (4)
Name of Beneficial Owner (1)	Shares of Common Stock	% of total voting power	% of total voting power
James L. Reynolds (5)	8,246,440	12.12%	11.69%
Michael K. Menerey (6)	353,114	0.54%	0.52%
Edward R. Monfort (7)	16,786,966	21.49%	20.83%
Kevin G. Kanning (8)	6,102,508	9.04%	8.72%
Robert E. Williams (9)	3,056,846	4.59%	4.43%
Gary W. Nettles (10)	4,080,000	6.25%	5.99%
Daniel L. Sheehan (12)	3,415,333	5.23%	5.02%
Julie A. Minuskin (13)	3,523,700	5.40%	5.18%
James Rogers (11)	3,914,020	5.99%	5.75%
Directors and executive officers as a group (5 persons)	34,545,874	40.99%	39.81%

(1)	The address of those listed is c/o ADOMANI, Inc., 620 Newport Center Drive, Suite 1100, Newport Beach CA 92660.

(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.
(3)	Based on 65,310,928 shares outstanding prior to the offering. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of May 31, 2017 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, and for the Directors and executive officers as a group, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(4)	Including the 2,510,002 shares sold by us, net of the shares sold by the selling stockholders.
(5)	Includes 5,500,000 shares held of record by The Reynolds Irrevocable Family Trust II, Dated July 30, 2016 and an option to acquire up to 2,495,890 restricted shares of Common Stock at an exercise price of $0.10 per share.
(6)	Includes 353,114 shares of Common Stock held of record by the Menerey Living Trust u/t/d 4/12/96.
(7)	Includes 4,000,000 restricted shares of Common Stock held of record by the Monfort Revocable Living Trust, Dated 8/19/16 and options to acquire up to 12,037,808 restricted shares of Common Stock at an exercise price of $0.10 per share.
(8)	Includes 1,800,000 shares of Common Stock held of record by The Entrust Group, Inc. FBO Kevin G. Kanning ROTH IRA, 2,100,000 shares held of record by the Kevin Kanning Living Trust, 30,000 shares held of record by the Eulate Family Trust, of which Kevin Kanning serves as trustee. Also includes options to acquire up to 2,047,671 restricted shares of Common Stock at an exercise price of $0.10 per share.
(9)	Includes options to acquire up to 1,181,917 restricted shares of Common Stock at an exercise price of $0.10 per share.
(10)	Includes 4,000,000 shares held of record by Provident Trust Group FBO Cornelia P. Doherty ROTH IRA and 80,000 shares held of record by Connie Doherty Living Trust Dated May 1, 1996, over which Mr. Nettles has voting and investment control pursuant to a Voting Trust Agreement dated March 20, 2017.
(11)	Includes 2,034,020 shares held of record by Spirit of California Entertainment Group, Inc., 130,000 shares held of record by James B. Rogers Irrevocable Family Trust and 1,750,000 shares of record held by Mobile Grow, Inc.
(12)	Includes 3,415,333 shares held of record by the Acaccia Family Trust, for which Mr. Sheehan serves as trustee.
(13)	Includes 3,133,700 shares held of record by the Julie A. Minuskin Irrevocable Trust of which Ms. Minuskin is trustee, 50,000 shares held by Land Jewels, Inc., 90,000 shares held by Retire Happy LLC, and 250,000 shares held by UBAT Holdings, Inc.

Warrants

In September 2016, we issued a warrant to certain stockholders to purchase up to 1,250,000 shares of Common Stock at a price per share of $4.00. The term of the warrant extends until 10 years from the grant date and the warrant is exercisable at any time during that 10-year period.

In connection with the offering, we issued warrants to Boustead Securities, LLC to purchase up to 166,383 shares of Common Stock at a price per share of $6.00. The warrants expire in April 2022 and are immediately exercisable. Additionally, we issued warrants pursuant to a consulting agreement to purchase 350,000 shares of Common Stock at a price per share of $5.00

Options

As of May 31, 2017, there were 20,778,718 shares of our Common Stock issuable upon exercise of outstanding stock options pursuant to our equity plans with a weighted average exercise price of $0.10 per share.